As filed with the Securities and Exchange Commission on July 21, 2003

                                                                                                                                                Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AMDL, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	33-0413161 (I.R.S. Employer Identification No.)

2492 Walnut Avenue, Suite 100
Tustin, California 92780-7039
(714) 505-4460
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Gary L. Dreher, President
AMDL, Inc.
2492 Walnut Avenue, Suite 100
Tustin, California 92780-7039
(714) 505-4460
(Name, address, including zip code, and telephone
number, including area code, of agent for service)

Copy to:

Richard H. Bruck, Esq.
Raymond L. Veldman, Esq.
Preston Gates & Ellis LLP
1900 Main Street, Suite 600
Irvine, California 92614-7319
(949) 253-0900

Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this Registration Statement

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		maximum	maximum
Title of each class of	Amount to be	offering price	aggregate	Amount of
securities to be registered	registered(1)	per share(2)	offering price(2)	registration fee(2)

Common Stock, $.001 par value per share	8,361,223 shares	$.85	$7,107,040	$575

(1)	In addition, pursuant to Rule 416 under the Securities Act of 1933, this Registration Statement includes an indeterminate number of additional shares as may be issuable as a result of stock splits or stock dividends which occur during this continuous offering.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457 under the Securities Act of 1933 based upon the reported closing sales price of the registrant’s common stock on July 17, 2003 on the American Stock Exchange.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer of sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 21, 2003

PROSPECTUS

AMDL, INC.

8,361,223 SHARES
OF COMMON STOCK

     This prospectus relates to shares of common stock of AMDL, Inc. that may be offered for sale for the account of the selling stockholders identified in this prospectus. The selling stockholders may offer and sell from time to time up to 8,361,223 shares of our common stock, of which 4,145,620 shares will be issued to the selling stockholders only if and when they exercise warrants held by them, 268,125 shares will be issued to certain selling stockholders only upon the conversion of promissory notes into shares of our common stock and 100,000 will be issued to a selling stockholder contingent upon the achievement of certain performance goals.

     The selling stockholders may sell all or any portion of their shares of common stock in one or more transactions on the American Stock Exchange or in private, negotiated transactions. Each selling stockholder will determine the prices at which it sells its shares. Although we will incur expenses in connection with the registration of the common stock, we will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders. We will receive gross proceeds of up to approximately $1,600,000 from the exercise of the warrants, however, if and when they are exercised.

     On July 15, 2003, there were 12,920,800 shares of common stock outstanding. Our common stock is listed on the American Stock Exchange and traded under the symbol “ADL.” On July 17, 2003, the closing price of the common stock on the American Stock Exchange was $.85 per share.

     We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.

     The shares of common stock offered or sold under this prospectus involve a high degree of risk. See “Risk Factors” beginning at Page 5.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July    , 2003.

AMDL
RISK FACTORS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
AVAILABLE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 5.1
EXHIBIT 23.2

AMDL	3
RISK FACTORS	5
USE OF PROCEEDS	9
SELLING STOCKHOLDERS	10
PLAN OF DISTRIBUTION	13
LEGAL MATTERS	13
EXPERTS	13
AVAILABLE INFORMATION	14
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	14

     We have not authorized any person to give you any supplemental information or to make any representations for us. You should not rely upon any information about our company that is not contained in this prospectus or in one of our public reports filed with the Securities and Exchange Commission (“SEC”) and incorporated into this prospectus. Information contained in this prospectus or in our public reports may become stale. You should not assume that the information contained in this prospectus, any prospectus supplement or the documents incorporated by reference are accurate as of any date other than their respective dates, regardless of the time of delivery of this prospectus or of any sale of the shares. Our business, financial condition, results of operations and prospects may have changed since those dates. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted.

     In this prospectus, “AMDL,” “company,” “we,” “us,” and “our” refer to AMDL, Inc., a Delaware corporation.

ABOUT FORWARD-LOOKING STATEMENTS

     This prospectus contains and incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 which reflect our current view (as of the date such forward-looking statement is made) with respect to future events, prospects, projections or financial performance. These forward-looking statements are subject to certain uncertainties and other factors that could cause actual results to differ materially from those made, implied or projected in such statements. The words “believe,” “expect,” “anticipate,” “project,” and similar expressions identify “forward-looking statements” which speak only as of the date of the statement made. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

AMDL

     We are a theranostics (therapy and diagnosis) company, involved in the detection and treatment of cancer. We develop, manufacture, market and sell various immunodiagnostic kits for the detection of cancer and other diseases. Our products are used by hospital, clinical, research and forensic laboratories and doctor’s offices to obtain precise and rapid identification of certain types of cancer and other diseases. Our DR-70® is used to assist in the detection of at least 13 different types of cancer, including: lung (small and non-small cell); stomach; breast; rectal; colon and liver. DR-70® is not cleared for sale in the United States. Prior to May 2002, our focus was on obtaining foreign distributors for our DR-70® kit. In May 2002, we decided to begin the FDA process for approval of DR-70® as an aid in monitoring patients with colorectal cancer. We have acquired the colorectal cancer blood serum samples and are conducting the clinical trials comparing our DR-70® to the currently accepted assay, CEA. We expect to submit the results to the FDA in August 2003.

     Studies completed at the University of Frankfurt have shown DR-70® to be a reliable screening test for cancer of the gastrointestinal tract. Other studies of DR-70® as an aid in monitoring and screening for lung cancer and ovarian cancer in Germany are ongoing. We have received approvals to import and market DR-70® in Canada and the UK. We market DR-70® primarily in Europe and Asia through recently developed distribution channels. Our other proprietary product, Pylori-Probe™, is cleared for sale in the United States; however, we do not intend to market Pylori-Probe™ because we believe that the Pylori-Probe™ cannot be competitively marketed at this time.

     In August 2001, we acquired a combination immunogene therapy technology that may be effective in building a cancer patient’s immune system and could eventually lead to a vaccine to protect patients known to be at risk because of a family history for certain types of cancer. The combination therapy is intended to both build the body’s immune system and destroy cancer cells. This technology involves injecting the cancer patient’s tumor with a vector carrying both a granulocyte-macrophage colony stimulating factor and a t-cell co-stimulating factor, thereby activating an immune response against the cancer cells. We are actively seeking a pharmaceutical or biotechnology strategic partner with whom to form a joint venture or otherwise license our combination immunogene therapy technology. Preliminary tests in Canada conducted on mice injected with human skin and brain cancers indicated that the combination therapy can be effective. Additionally, Phase 1 clinical trials in Canada on humans had similar results. We are currently conducting a study at the University of Florida to target breast cancer with a goal of ultimately developing a vaccine using the combination immunogene therapy technology. However, no assurances can be given that the study will lead to the development of any commercial products or vaccines or that FDA approval will be obtained for any use of the technology.

     We also offer a line of non-proprietary blood tests that are designed to help diagnose a particular kind of cancer. These tests are generally known by the symbols that denote the type of cancer, e.g. CEA for colon cancer and PSA for prostate cancer.

     Our objective is to be a leading provider of cancer-detecting immunodiagnostic kits. In order to meet our objectives, we plan to do the following:

•	Obtain U.S. Food and Drug Administration clearance and international approvals for our DR-70® product for which we have commenced clinical trials;

•	Continue to distribute DR-70® kits in current markets of Europe and Asia;

•	Develop additional DR-70® distribution channels in existing markets;

•	Develop DR-70® distribution channels in new markets; and

•	Pursue one or more strategic partners to license and develop our combination immunogene therapy technology.

     In addition to the proprietary test kits described above, our primary OEM product is a ketone strip which is used by diabetics and those on high protein diets to monitor ketones, which if elevated, can cause kidney damage in patients. We also offer a line of diagnostic test kits for allergy, autoimmune, cancer markers, clinical chemistry, drugs of abuse, fertility, gastrointestinal disease, serology, serum proteins, thyroid, urine chemistry and others. We provide our OEM products on a limited basis and do not actively market them. These tests are non-invasive and non-therapeutic diagnostic blood and urine tests performed by a registered technician. The technician takes the patient’s sample and performs the test according to the test’s instructions included in the package to determine whether or not the specific condition being tested exists. Our OEM product test kits are similar, if not substantially the same, as those offered by others. All of our OEM products have been registered with and approved by the FDA for sale to us and others by the respective manufacturers. We purchase our OEM products from the manufacturer and resell them under our label.

RISK FACTORS

     This offering involves a high degree of risk. You should consider carefully the following risk factors, as well as the other information contained in this prospectus and the documents incorporated by reference into this prospectus, in evaluating an investment in our common stock.

Our product development efforts may not result in commercial products.

     We intend to continue an aggressive product development program. Successful cancer detection and treatment product development is highly uncertain, and very few research and development projects produce a commercial product. Product candidates like DR-70® or the combination immunogene therapy technology that appear promising in the early phases of development, such as in early animal or human clinical trials, may fail to reach the market for a number of reasons, such as:

•	the product candidate did not demonstrate acceptable clinical trial results even though it demonstrated positive preclinical trial results

•	the product candidate was not effective in treating a specified condition or illness

•	the product candidate had harmful side effects on humans

•	the necessary regulatory bodies, such as the FDA, did not approve our product candidate for an intended use

•	the product candidate was not economical for us to manufacture and commercialize

•	the product candidate is not cost effective in light of existing therapeutics

     Of course, there may be other factors that prevent us from marketing a product including, but not limited to, our limited cash resources. We cannot guarantee we will be able to produce commercially successful products. Further, clinical trial results are frequently susceptible to varying interpretations by scientists, medical personnel, regulatory personnel, statisticians and others, which may delay, limit or prevent further clinical development or regulatory approvals of a product candidate. Also, the length of time that it takes for us to complete clinical trials and obtain regulatory approval for product marketing may vary by product and by the intended use of a product. We cannot predict the length of time to complete necessary clinical trials and obtain regulatory approval.

     Without additional financing, our operations may have to be restricted severely. We are dependent on the receipt of either the proceeds from the exercise of warrants or additional financing to fund ongoing operations and to fund further growth of our business. Without such financing, our activities will likely be restricted to licensing our products to others, although there can be no assurances that our products can be successfully licensed.

We may not be able to continue to operate our business if we are unable to attract additional operating capital.

     The current level of revenues from the sale of DR-70® kits to our distributors and the one OEM product are not sufficient to finance current operations. Accordingly, our business and operations are substantially dependent on our ability to raise additional working capital to finance the costs of FDA approval of DR-70® and to pay ongoing general and administrative expenses of our business. There are no definitive commitments to provide the required capital and we only have enough cash currently on hand to meet our operating expenses until September 15, 2003. Additional financing may not be available to us when needed or, if available, may not be obtained on commercially reasonable terms. In addition, any equity financing may involve substantial dilution to our stockholders.

     We have warrants outstanding that are currently exercisable for up to an aggregate of 4,145,620 shares of our common stock at prices between $.385 and $.561 per share. Included in this amount are 3,575,141 shares issuable upon exercise of the warrants sold in our recent unit offering, which will be transferable in the public markets during the ninety (90) day period immediately following the effective date of this registration statement, and will thereafter be subject to a lock-up agreement for an indefinite period. If all outstanding warrants are exercised in full, we would receive gross proceeds of up to an additional $1.6 million, but there can be no assurance that all or any these warrants will be exercised. If the exercise price of the warrants issued in our recent unit offering exceeds the market price of our common stock during the 90 day resale period applicable to the shares underlying those warrants, it is unlikely that the warrant holders will exercise those warrants during this period.

Our current products cannot be sold in certain countries if we do not obtain and maintain regulatory approval.

     We conduct research, preclinical testing and clinical trials and we manufacture, distribute and market our products for their approved indications. These activities are subject to extensive regulation by numerous state and federal governmental authorities in the U.S., such as the FDA and the Centers for Medicare and Medicaid Services (formerly Health Care Financing Administration), as well as by certain foreign countries, including some in the European Union. Currently, we (or our distributors) are required in the U.S. and in foreign countries to obtain approval from those countries’ regulatory authorities before we can market and sell our products in those countries. Obtaining regulatory approval is costly and may take many years, and after it is obtained, it remains costly to maintain. The FDA and other U.S. and foreign regulatory agencies have substantial discretion to terminate clinical trials, require additional testing, delay or withhold registration and marketing approval and mandate product withdrawals. In addition, later discovery of unknown problems with our products or manufacturing processes could result in restrictions on such products and manufacturing processes, including potential withdrawal of the products from the market. If regulatory authorities determine that we have violated regulations or if they restrict, suspend or revoke our prior approvals, they could prohibit us from manufacturing or selling our products until we comply, or indefinitely.

Government approval for marketing DR-70® is not assured.

     Prior to May 2002, our focus was on obtaining foreign distributors for our DR-70® kit. Then, in May 2002 we decided to begin the FDA process for approval of our DR-70® kit as an aid in monitoring patients with colorectal cancer. We have completed the pre-clinical precision study, which validates the consistency, reproducibility and stability of our DR-70® kit. We have acquired the samples and we are conducting the clinical trials and plan to submit the results to the FDA for review in August 2003. Since we cannot anticipate the response of the FDA to our ultimate submission we cannot assure you that marketing approval for DR-70® will ever be obtained or, if obtained, what the timing will be.

Our future prospects will be negatively impacted if we are unsuccessful in pending litigation over the combination immunogene therapy technology.

     We are engaged in litigation with AcuVector over the combination immunogene therapy technology we purchased from Dr. Chang in 2001. AcuVector, a former licensee of Dr. Chang, claims that the terminated license agreement is still in effect. AcuVector is seeking substantial damages and injunctive relief against Dr. Chang and $20,000,000 in damages against us for alleged interference with the relationship between Dr. Chang and AcuVector. Prior to acquiring the technology, we received an opinion from Dr. Chang’s attorney that AcuVector had no interest in the technology, but that opinion is not binding on AcuVector or the court. Accordingly, if AcuVector is successful, we may be liable for substantial damages, our rights to the technology will be adversely affected and our future prospects for exploiting or licensing the technology will be significantly impaired.

If our intellectual property positions are challenged, invalidated or circumvented, or if we fail to prevail in future intellectual property litigation, our business could be adversely affected.

     The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and often involve complex legal, scientific and factual questions. To date, there has emerged no consistent policy regarding breadth of claims allowed in such companies’ patents. Third parties may challenge, invalidate or circumvent our patents and patent applications relating to our products, product candidates and technologies. In addition, our patent positions might not protect us against competitors with similar products or technologies because competing products or technologies may not infringe our patents.

We face substantial competition, and others may discover, develop, acquire or commercialize products before or more successfully than we do.

     We operate in a highly competitive environment. Our products compete with other products or treatments for diseases for which our products may be indicated. Additionally, some of our competitors market products or are actively engaged in research and development in areas where we are developing product candidates. Large pharmaceutical corporations have greater clinical, research, regulatory and marketing resources than we do. In addition, some of our competitors may have technical or competitive advantages over us for the development of technologies and processes. These resources may make it difficult for us to compete with them to successfully discover, develop and market new products.

We are reliant on a few customers and our distributors for all sales of DR-70® and our OEM products.

     Virtually all of our operating revenues have come from sales to two distributors in foreign countries of DR-70® kits and from sales to a few domestic customers of our OEM products, which consists primarily of ketone strips. For the year ended December 31, 2002, 82.6% of our revenues were derived from sales of OEM products. Historically, we have not received any substantial orders from any of our customers or distributors of DR-70®. Total sales of DR-70® kits in 2002 were $30,645. Moreover, none of our distributors or customers is contractually required to buy any specific number of DR-70® kits or OEM product from us. Accordingly, based upon this fact, historical sales, and the uncertainty of FDA approval for sale of DR-70® in the United States, any projection of future orders or sales of DR-70® kits or OEM product is unreliable. In addition, the amount of our products purchased by our distributors or customers can be adversely affected by a number of factors, including their budget cycles and the amount of funds available to them for product promotion and marketing.

We are subject to risks associated with our foreign distributors.

     Our business strategy includes the continued dependence on foreign distributors for our DR-70® product. To date, we have not been successful in generating a significant increase in sales through distribution channels in existing markets or in developing distribution channels in new markets. We are also subject to the risks associated with our distributor’s operations, including: (i) fluctuations in currency exchange rates, (ii) compliance with local laws and other regulatory requirements, (iii) restrictions on the repatriation of funds, (iv) inflationary conditions, (v) political and economic instability, (vi) war or other hostilities, (vii) overlap of tax structures, and (viii) expropriation or nationalization of assets. The inability to effectively manage these and other risks could adversely affect our business.

We do not intend to pay dividends on our common stock in the foreseeable future.

     We currently intend to retain any earnings to support our growth strategy and do not anticipate paying dividends in the foreseeable future.

Future sales of common stock could adversely affect the market price of our shares.

     We cannot predict the effect that future sales of common stock will have on the market price of the common stock. Sales of substantial amounts of common stock, or the perception that such sales could occur, could adversely affect the market price of the common stock. Approximately 8,500,000 of the shares of common stock currently issued and outstanding are “restricted securities” as that term is defined under Rule 144 under the Securities Act of 1933 and may not be sold unless they are registered or unless an exemption from registration, such as the exemption provided by Rule 144, is available. Virtually all of these restricted securities are currently eligible for resale pursuant to Rule 144, subject to the volume and manner of sale limitations prescribed by Rule 144, including 2,000,000 shares that are subject to a voting trust. In addition, at our next annual meeting to be held on August 21, 2003, our stockholders will vote on a proposal to authorize us to issue an additional 3,000,000 shares of our common stock at a discount of up to 25% from the market price at the time of issuance. These additional 3,000,000 shares will be restricted securities under Rule 144, unless we file a registration statement covering the resale of the shares by the investors that purchase them. We have not determined the terms and conditions upon which we would issue the shares of common stock to be authorized for issuance if the proposal is approved by our stockholders, nor have we identified any potential purchasers. The terms and conditions of the issuance will be determined by our board of directors in its sole discretion.

Our stock price is volatile, which could adversely affect your investment.

     Our stock price, like that of other cancer diagnostic and treatment companies, is highly volatile. Our stock price may be affected by such factors as:

• clinical trial results

• product development announcements by us or our competitors

• regulatory matters

• announcements in the scientific and research community

• intellectual property and legal matters

• broader industry and market trends unrelated to our performance

     In addition, if our revenues or operating results in any period fail to meet the investment community’s expectations, there could be an immediate adverse impact on our stock price.

USE OF PROCEEDS

     We will not receive any of the proceeds from sales of common stock by any selling stockholder. We will receive gross proceeds of up to approximately $1.6 million (before registration costs) from the exercise of the warrants to purchase 4,145,620 shares of common stock if and when the warrants held by the selling stockholders are exercised. We intend to use the net proceeds from the exercise of the warrants for our general working capital needs and the ongoing costs of registration of DR-70® with the FDA. There can be no assurance that all, or any, of the warrants will be exercised. The issuance of the common stock to the selling stockholders upon the exercise of the warrants is not part of this offering.

SELLING STOCKHOLDERS

     This prospectus relates to the offering and sale, from time to time, of up to 8,361,223 shares of our common stock by the stockholders named in the table below. All of the selling stockholders named below acquired their shares of our common stock and warrants directly from us in private transactions.

     The following table sets forth certain information known to us, as of July 9, 2003, and as adjusted to reflect the sale of the shares offered hereby, with respect to the beneficial ownership of common stock by the selling stockholders. The selling stockholders may sell all or some of the shares of common stock they are offering, and may sell shares of our common stock otherwise than pursuant to this prospectus. It also assumes that each of the stockholders who have warrants exercises all of such warrants and sells all of the shares issued upon exercise thereof. The table below assumes that the selling stockholders sell all of the shares offered by them in offerings pursuant to this prospectus, and neither dispose of nor acquire any additional shares. We are unable to determine the exact number of shares that will actually be sold or when or if these sales will occur.

     The shares of common stock being offered pursuant to this prospectus and included in the table below include 3,147,478 shares that were issued upon the automatic conversion of promissory notes, 268,125 shares that remain issuable upon the future conversion of promissory notes and 4,645,620 shares of common stock that remain issuable upon the exercise of warrants. These notes and warrants comprise the units that we sold in our private placement offering from April to June of 2003. The shares issued upon conversion of the notes are subject to a lock-up agreement that prohibits the public resale of those shares for a period of ninety (90) days after the date of this prospectus. The shares underlying the warrants will be subject to a similar restriction on transferability for an indefinite period beginning on the ninety-first (91st) day after the date of this prospectus.

			Number
			of
	Shares beneficially		Shares
	owned before		being	Shares beneficially
	the offering		offered	owned after offering

Name of beneficial owner	Number	Percentage		Number	Percentage

Peter Schmidlin	250,000	1.93%	250,000	0	0.00%
Larry Jantze	50,000	0.39%	50,000	0	0.00%
John Bishop	260,101	1.99%	257,101	3,000	*
Joel Fedder	240,537	1.84%	240,537	0	0.00%
Melvyn Glickman	267,265	2.05%	267,265	0	0.00%
Stephen Corley	1,707,042	12.38%	1,707,042	0	0.00%
John Hughes	26,696	0.21%	26,696	0	0.00%
Sigmund Borax & Elissa Soyka TR u/a dtd 12/23/97 f/b/o Sigmund Borax, et. al.	160,168	1.23%	160,168	0	0.00%
Elissa Soyka & Sigmund Borax TR u/a dtd 12/22/97 f/b/o & Elissa Soyka, et. al.	106,778	0.82%	106,778	0	0.00%
Richard D. Cameron Charitable Remainder Trust	533,749	4.05%	533,749	0	0.00%
Dale Alper	26,677	0.21%	26,677	0	0.00%
Fisher Family Trust 11/16/90	53,314	0.41%	53,314	0	0.00%
Steven Sigourney	26,657	0.21%	26,657	0	0.00%
RAB Europe Fund Ltd (1)	1,498,473	9.99%	1,002,973	495,500	3.83%
RAB Europe Partners LP (1)	561,783	9.99%	561,783	0	0.00%
T. Hoare Nominees Limited f/b/o William Richards (1)	207,911	9.99%	207,911	0	0.00%
Eric Okamoto, M.D.	272,357	2.10%	106,607	165,750	1.28%

			Number
			of
	Shares beneficially		Shares
	owned before		being	Shares beneficially
	the offering		offered	owned after offering

Name of beneficial owner	Number	Percentage		Number	Percentage

Kile Morgan	89,956	0.69%	79,956	10,000	*
Harvey Hinrichs	266,518	2.04%	266,518	0	0.00%
Startup Florida Partners LLC	26,652	0.21%	26,652	0	0.00%
Ramsey Frangie	133,241	1.03%	133,241	0	0.00%
Antoni Serra Cantallops	61,056	0.47%	61,056	0	0.00%
Inge Mandt Utboen	54,815	0.42%	54,815	0	0.00%
Simen Havig-Gjelseth	31,948	0.25%	31,948	0	0.00%
Bluebird Capital Holdings Limited	129,871	1.00%	79,871	50,000	*
Integra International Ltd	144,572	1.12%	53,247	91,325	*
Clarion Finanz AG	1,064,935	7.91%	1,064,935	0	0.00%
NCL (Nominees) Ltd	53,247	0.41%	53,247	0	0.00%
PCNA, S.A.	64,579	0.50%	64,579	0	0.00%
First London Financial Ltd. (2)	500,000	3.87%	500,000	0	0.00%
Gestibroker Consulting & Financial Management S.A.	305,900	2.31%	305,900	0	0.00%

*	Less than 1%

(1)	RAB Europe Fund Limited, RAB Special Situations LP (which changed its name from RAB Europe Partners LP on June 25, 2003), RAB Partners Limited, RAB Capital Limited, William Philip Richards and Michael Alen-Buckley (collectively, the “RAB entities”) have shared voting and shared dispositive power with respect to these shares. Mr. Richards is Managing Director of RAB Capital Limited, which is the investment manager for RAB Europe Fund Limited and RAB Special Situations LP. Mr. Richards is also a director of RAB Partners Limited, which is the general partner of RAB Special Situations LP. As of the date of this proxy statement, the RAB entities beneficially own an aggregate of 995,500 issued and outstanding shares of our common stock, plus promissory notes potentially convertible into an aggregate of 268,125 shares of our common stock and warrants to purchase up to an aggregate of 1,004,542 additional shares. In May 2003, RAB Europe Fund Limited purchased 160 units consisting of convertible notes and common stock purchase warrants for an aggregate of 852,973 shares issuable upon conversion of the notes and exercise of the warrants, RAB Special Situations LP purchased 96 units consisting of convertible notes and common stock purchase warrants for an aggregate of 511,783 shares issuable upon conversion of the notes and exercise of the warrants, and William Philip Richards purchased 39 units consisting of convertible notes and common stock purchase warrants for an aggregate of 207,911 shares issuable upon conversion of the notes and exercise of the warrants. The convertible promissory notes and warrants included in the units and other warrants held by the RAB entities include provisions limiting the collective beneficial ownership of AMDL’s common stock by these entities and their affiliates. These notes and warrants may not be converted or exercised, as the case may be, if, after giving effect to such conversion or exercise, RAB Europe Fund Limited and RAB Special Situations LP, together with their affiliates, would have collectively acquired beneficial ownership during the sixty (60) day period ending on and including the date of conversion or exercise, that when added to the number of shares beneficially owned at the beginning of such sixty (60) day period, exceeds 9.99% of the number of shares of our common stock outstanding immediately after such exercise or conversion. Because of this beneficial ownership limitation, as of the date of this registration statement, the RAB entities are contractually restricted from beneficially owning more than 1,290,787 shares of our common stock, based on 12,920,800 shares of common stock outstanding. The notes included in the units purchased by the RAB entities in May 2003 were partially converted into an aggregate of 400,000 shares following approval by the American Stock Exchange of our application for listing of additional shares on June 18, 2003. An additional 100,000 shares were issued to the RAB entities on July 8, 2003 upon the conversion of an additional portion of principal under the notes, which conversion became permissible within the 9.99% beneficial ownership limitation as a result of a subsequent increase in our total outstanding shares. An aggregate principal amount of $103,133 of notes remains unconverted due to the 9.99% beneficial ownership limitation on the RAB entities. The unconverted balance of these notes will convert into an aggregate of 268,125 shares of common stock if conversion becomes permissible within the 9.99% beneficial ownership limitation prior to the maturity date of the notes on May 31, 2005. The units purchased by the RAB entities also include warrants to purchase an aggregate of 804,542 shares in addition to other warrants owned by the RAB entities to purchase up to 200,000 shares of our common stock. None of the warrants held by the RAB entities are currently exercisable due to the 9.99% beneficial ownership limitation and due to a further contractual restriction requiring the RAB entities to convert all notes purchased in May 2003 prior to exercising any of such warrants.

(2)	Includes 100,000 shares issuable to First London Financial Ltd. subject to AMDL’s receipt of at least $750,000 in gross proceeds within the 90-day period commencing on the effective date of this registration statement from the exercise of the warrants included in the units sold in our private placement offering from May to June of 2003.

     Except as otherwise indicated above or in the footnotes to the table, the selling stockholders have not held any position or office or had any material relationship with our company or any of its subsidiaries within the past three years and the selling stockholders possess sole voting and investment power with respect to the shares shown.

     The selling stockholders will sell their shares in one or more market transactions on the American Stock Exchange or in privately negotiated transactions at standard terms, including commissions at market rates for similar transactions.

PLAN OF DISTRIBUTION

     Shares of common stock covered hereby may be offered and sold from time to time by the selling stockholders. Each selling stockholder will act independently of the company in making decisions with respect to the timing, manner and size of each sale. Each selling stockholder may sell the shares being offered hereby: (i) on the American Stock Exchange, or otherwise at prices and at terms then prevailing or at prices related to the then current market price; or (ii) in private sales at negotiated prices or by a combination of such methods of sale.

     Any broker-dealer participating in such transactions as agent may receive commissions from each selling stockholder (and, if acting as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees will be paid by each selling stockholder. Broker-dealers may agree with each selling stockholder to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for each selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to each selling stockholder. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) on the American Stock Exchange, in negotiated transactions or by a combination of such methods of sale or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.

     Each selling stockholder and any underwriter, dealer or agent who participates in the distribution of such shares may be deemed to be “underwriters” under the Securities Act of 1933, and any discount, commission or concession received by such persons might be deemed to be an underwriting discount or commission. Each selling stockholder may indemnify any broker-dealer who participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon by Preston Gates & Ellis LLP, Irvine, California.

EXPERTS

     Our financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-KSB/A for the year ended December 31, 2002 have been audited by Corbin & Company, LLP, independent auditors, and have been incorporated herein by reference in reliance upon the reports of Corbin & Company LLP pertaining to such financial statements and upon the authority of such firm as experts in auditing and accounting.

AVAILABLE INFORMATION

     We file annual, quarterly, and current reports, proxy statements, and other documents with the SEC. You may read and copy any document we file at the SEC’s public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. The SEC maintains an internet site at http://www.sec.gov where certain reports, proxy and information statements, and other information regarding issuers (including AMDL) may be found. In addition, such material concerning the Company may be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

     This prospectus is part of a registration statement filed with the SEC. The registration statement contains more information than this prospectus regarding our company and its common stock, including certain exhibits filed. You can get a copy of the registration statement from the SEC at the address listed above or from the SEC’s internet site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to “incorporate” into this prospectus information we file with it in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, except to the extent information in those documents is different from the information contained in this prospectus, and all future documents filed with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we terminate the offering of these shares.

•	Proxy Statement dated July 16, 2003

•	Current Report on Form 8-K dated July 2, 2003

•	Annual Report on Form 10-KSB/A filed on June 30, 2003 for the year ended December 31, 2002

•	Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2003

•	Current Report on Form 8-K dated February 27, 2003

•	Current Report on Form 8-K dated January 31, 2003

•	The description of the Company’s common stock contained in its Registration Statement on Form 8-A filed September 21, 2001

     We will provide without charge to each person, including any beneficial owner of common stock, to whom this prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents that have been incorporated by reference in this prospectus (not including exhibits to such documents unless such exhibits are specifically incorporated by reference therein). Requests should be directed to:

AMDL, Inc. 2492 Walnut Avenue, Suite 100 Tustin, California 92780-7039 Attention: Gary L. Dreher, President Telephone (714) 505-4460

PART II
INFORMATION NOT REQUIRED
IN PROSPECTUS

Item 14. Itemized Statement of Expenses.

     The table below sets forth the estimated expenses (except the SEC registration fee, which is an actual expense) in connection with the offer and sale of the shares of common stock of the registrant covered by this Registration Statement.

SEC Registration Fee	$575
Legal Fees and Expenses	$10,000
Accounting Fees and Expenses	$10,000
Printing Fees and Expenses	$1,000
Miscellaneous	$1,000

Total	$22,575

Item 15. Indemnification of Directors and Officers.

     Delaware law and AMDL’s certificate of incorporation and bylaws provide that AMDL shall, under certain circumstances and subject to certain limitations, indemnify any director, officer, employee or agent of the corporation made or threatened to be made a party to a proceeding, by reason of the former or present official capacity of the person, against judgments, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain statutory standards are met. Any such person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding. “Proceeding” means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of the corporation.

     AMDL’s directors, officers, agents and employees are entitled to indemnification by each of the Selling Stockholders against any losses arising out of or based upon any untrue statement or alleged untrue statement or omission or alleged omission made in this registration statement and the prospectus contained herein made in reliance upon written information furnished to AMDL by such Selling Stockholder for use in this registration statement or the prospectus.

     AMDL has also entered into indemnification agreements with its directors whereby AMDL has agreed to indemnify and hold them harmless from and against any claims, liability, damages or expenses incurred by them in or arising out of their status, capacities and activities with respect to AMDL to the maximum extent permitted by Delaware law. AMDL believes that these agreements are necessary to attract and retain qualified persons as directors and executive officers.

     AMDL also maintains a directors and officers insurance policy with aggregate limits of $1,000,000 pursuant to which directors and officers of the company are insured against liability for certain actions in their capacity as directors and officers.

Item 16. Exhibits.

The exhibits to this registration statement are listed in the Index to Exhibits on Page II-4.

Item 17. Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)  The undersigned registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement relating to the securities offered therein, and the offering of such securities at this time shall be deemed to be the initial bona fide offering thereof.

(c)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tustin, State of California on July 17, 2003.

AMDL, INC.

By:	/s/ Gary L. Dreher

Gary L. Dreher, President

POWER OF ATTORNEY

     Each person whose signature appears below constitutes and appoints Gary L. Dreher, his true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting onto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ WILLIAM M. THOMPSON III WILLIAM M. THOMPSON III	Chairman of the Board of Directors	July 17, 2003

/s/ GARY L. DREHER GARY L. DREHER	President, Chief Executive Officer and Director (Principal Executive Officer)	July 17, 2003

/s/ DOUGLAS C. MACLELLAN DOUGLAS C. MACLELLAN	Director	July 17, 2003

/s/ EDWARD R. ARQUILLA EDWARD R. ARQUILLA	Director	July 17, 2003

/s/ MARVIN E. ROSENTHALE MARVIN E. ROSENTHALE	Director	July 17, 2003

/s/ ARTHUR S. ROSTEN ARTHUR S. ROSTEN	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	July 17, 2003

INDEX TO EXHIBITS

Exhibit

5.1	Opinion and Consent of Preston Gates & Ellis LLP

23.1	Consent of Preston Gates & Ellis LLP (included in Exhibit 5.1).

23.2	Consent of Corbin & Company, LLP

24.1	Power of Attorney (included on Page II-3 of this Registration Statement)

II-4